April 28, 2008

Via Telecopier

Mr. Myron A. Goldstein

Chairman

American International Ventures, Inc.

4058 Histead Way

Evergreen, Colorado 80439

RE: Confidential Binding Letter Of Intent

Dear Mr. Goldstein:

The purpose of this Letter of Intent (“Letter”) is to set forth certain understandings and commitments between American International Ventures, Inc., a publicly held Delaware corporation trading as “AIVN.OB” (“AIVN”), and Navigational Sciences, Inc., a privately held Delaware corporation (“NavSci”), with respect to a proposed transaction in which AIVN, or its successor, will acquire NavSci by a merger of a newly formed subsidiary of AIVN (“Acquisition Sub”) into NavSci in a tax-free reorganization (referred to in this Letter as the “Acquisition”). For purposes of this Letter, NavSci and AIVN may be collectively referred to as “Parties” and individually as a “Party.”

This Letter sets forth essential terms for the Acquisition based on each Party’s present understanding of the current condition of the assets and business operations of the other Party. In particular, AIVN understands that NavSci controls certain unique intellectual property originated at Oak Ridge National Laboratories (“ORNL”) and owns or controls equipment and other assets consisting of its facility in Charleston, South Carolina. AIVN also understands its rights in this Letter are not assignable to any other person. NavSci understands that AIVN (and its subsidiaries, if any) are not subject to material environmental liabilities. Each party understands that the other Party (and its subsidiaries, if any) will not dispose of any material assets prior to the closing of the Acquisition.

The terms of this Letter will be binding on the Parties subject only to the conditions set forth herein.

PART ONE: ESSENTIAL TERMS OF ACQUISITION

1.

 ACQUISITION. AIVN will acquire NavSci by way of a merger of Acquisition Subsidiary into NavSci in a tax-free reorganization. As a result of the reorganization, NavSci will become a wholly owned subsidiary of AIVN and NavSci stockholders will receive unregistered AIVN common stock in the transaction. The name of NavSci company after the transaction may be changed to “Wireless Physics, Inc.”

2.

PREPARATION OF DEFINITIVE AGREEMENTS. The Parties will negotiate in good faith one or more definitive agreements (collectively, the “Definitive Agreements”) that will govern the Acquisition. The Definitive Agreements will contain the essential terms set forth in Paragraphs 1-8 of this Letter and will contain customary representations, warranties, covenants, indemnities and other agreements of the Parties, including but not limited to: (1) representations and warranties related to (i) each Party’s power and authority to enter into the Definitive Agreements and perform its obligations thereunder; (ii) ownership and title to the assets of each Party; (iii) due organization, good standing, the absence of violation of other agreements and laws, and the accuracy of financial information of each Party; and (iv) the absence of material environmental liabilities of each Party; (2) indemnities from each Party in favor of the other for environmental liability caused prior to the date of closing; (3) indemnities from each Party in favor of the other against all claims and liabilities with respect to breach of such Party’s representations and warranties; and (4) a share escrow in support of each Party’s indemnification obligations under which AIVN will issue additional shares to former NavSci stockholders that will have the effect of reducing the ownership of former AIVN stockholders by up to 2% (from 10% to 8%) and NavSci stockholders will return AIVN shares received in the Acquisition that would have the effect of increase the ownership of former AIVN stockholders by 2% (from 10% to 12%), in each case as compared to the AIVN shares to be issued under Paragraph 7.

3.

CONDITIONS PRECEDENT TO THE CLOSING OF PROPOSED ACQUISITION. The Definitive Agreements shall include customary conditions precedent generally applicable to a transaction of the nature and size contemplated by this Letter, each of which must be satisfied prior to the consummation of the transactions contemplated thereby. In general, the closing of the proposed acquisition and the obligations of each Party under the Definitive Agreements will be subject to the satisfaction of the conditions precedent, which shall include but not be limited to:

(a) Satisfactory Results of Due Diligence. The satisfactory completion of due diligence by the Parties (as provided in Paragraph 9) which includes but is not limited to (1) showing that the assets of Parties and any actual or contingent liabilities against those assets, and the prospective business operations of the Parties are substantially the same as currently understood by each Party as of the date of this Letter; and (2) not showing material environmental liabilities of any Party.

(b) Compliance. Satisfactory determination that the acquisition and prospective business operations by AIVN of NavSci’s business will comply with applicable laws and regulations, including antitrust and competition laws, material to the conduct of the operating company after the Acquisition.

(c) Consents and Approvals. The approval and consent of the Definitive Agreements by the Boards and stockholders of Acquisition Sub and NavSci and the receipt of consents and approvals, including the expiration or termination of all required waiting periods, from all governmental entities and other persons that are necessary for the Acquisition (including the approval and/or consent of UT Battalle and ORNL, if required) and for the conduct of NavSci after the Acquisition.

(d) Technology. Specifically, UT-Battelle, LLC and ORNL must consent to the Acquisition, if required, under the Acquisition of the Exclusive/Nonexclusive Patent License Agreement, dated April 28, 2006, between UT-Battelle and NavSci, as amended, and the Cooperative Research and Development Agreement, No. ORNL01-0622, dated December 13, 2001, between ORNL and NavSci, as amended (“Technology Agreements”), for the continued validity of such agreements after the Acquisition. The burden of acquiring this letter shall belong to NavSci, but AIVN will assist as requested.

(e) Compliance with Technology Agreements. NavSci must be in compliance with the terms and conditions of the Technology Agreements (including those provisions regarding payments of royalties or other fees payable by NavSci, as licensee, to the licensors) and such agreements must be binding and in full and effect.

(f) Absence of Material Litigation or Adverse Change. There shall be no pending or threatened material claims or litigation or administrative proceedings involving NavSci or AIVN, and no material adverse change in the business or prospects of NavSci or AIVN.

(g) Delivery of Legal Opinions. Legal opinions acceptable to the Parties must be delivered by NavSci and AIVN at least 72 hours prior to Closing and shall be updated through Closing.

(h) SEC Filings and Audited Financial Statements. AIVN shall have made all SEC filings required to be made prior to the Acquisition and AIVN shall have filed its 2008 10-KSB prior to the Acquisition. SEC-compliant year-end (as of May 31, 2008) audited financial statements of AIVN must be submitted 72 hours prior to Closing. SEC-compliant audited financial statements of NavSci (as of its fiscal year end) must be delivered to AIVN at least 72 hours prior to Closing.

(i) Class of Stock. All issued and outstanding preferred stock of NavSci shall be converted into common stock of NavSci prior to Closing and shall be converted into or continue as common stock of AIVN at the Closing.

(j) Debt Conversions. All convertible debt of NavSci shall be converted into common stock of NavSci prior to Closing and shall be converted into or continue as common stock of AIVN at the Closing.

(k) Stock Option Plan. Consistent with Paragraph 7, AIVN shall have amended its Stock Option Plan or the Board of AIVN shall have adopted a new Stock Plan (subject to AIVN stockholder approval within twelve months) sufficient to cover the incentive stock options of NavSci that will be assumed in the Acquisition pursuant to Paragraph 6.

(l) Reverse Split. The Definitive Agreements shall define an arrangement whereby AIVN will be prevented from doing a reverse split of its stock prior to the occurrence of a qualified financing (defined as completion of a stock offering by AIVN in which more than $3.5 million is raised).

(m) Current Funding of NavSci. NavSci shall have raised an amount under its offering of 9% Senior Convertible Promissory Notes and offering of its Series C Preferred Stock sufficient to pay or provide for its outstanding debts (including unpaid license fees under the Technology Agreements) prior to the Acquisition, its Acquisition transaction fees and to provide for six months of operations after the Acquisition (pursuant to a budget approved by AIVN and NavSci prior to the Acquisition).

 (n) Current Funding of AIVN. AIVN shall have paid or provided for payment of all of its expenses, debts, transaction costs and SEC filing costs prior to the Acquisition

4.

BOARD SEATS. The Definitive Agreements shall list the directors to serve from the time of the Acquisition until the next annual meeting of the stockholders of AIVN, or until their respective successors are elected and qualified. One of the new directors shall be a nominee of the current Board of AIVN.

5.

OFFICERS AND MANAGEMENT RESTRUCTURING. The newly appointed Board members shall appoint the Chairman, the President and the CEO and members of the Company’s Audit Committee. The CEO shall then select his management team, legal counsel, and other employees and vendors as he deems necessary for the company to pursue its business plan. There shall be no “severance” paid to any employees of either Party as a result of the Acquisition. Existing agreements with “severance” language shall be renegotiated prior to Closing.

6.

OPTIONS AND WARRANTS. Options and warrants of NavSci prior to the closing shall be converted into, and remain outstanding as, options or warrants to purchase common stock of AIVN after the Acquisition calculated using the same ratio as the conversion of NavSci common stock is converted into AIVN common stock at Closing. Options and warrants of AIVN shall remain outstanding after the closing, provided that any option or warrant of AIVN presently outstanding that is exercisable for other than AIVN common stock, shall be converted, prior to Closing, into an option or warrant exercisable for AIVN common stock.

7.

CONVERSION RATIO. All options, warrants, debentures, preferred stock, and common stock of NavSci outstanding at Closing (“NavSci Securities”) shall be converted on a pro rata basis at Closing into options, warrants and common stock of AIVN (“AIVN Securities”), such that immediately after Closing former holders of NavSci Securities will own 90% of the fully diluted common stock of AIVN . No new options, warrants or stock of AIVN approved and issued after the Closing shall be counted in determining the conversion ratio.

8.

RESTRICTIONS ON TRANSFER. The shares of AIVN stock issued in connection with the Acquisition to each of the directors, officers and 10% stockholders of NavSci and their respective affiliates, along with shares of AIVN stock held by the directors, officers and 10% stockholders of AIVN and their respective affiliates, shall be subject to a 180-day lock-up agreement. This is in addition to any required holding period or other requirements of Rules 144 and 145 promulgated under the Securities Act of 1933, as amended

PART TWO: AGREEMENTS OF THE PARTIES REGARDING THE PROCEDURES FOR NEGOTIATION AND PREPARATION OF THE DEFINITIVE AGREEMENTS.

In consideration of the costs to be borne by each Party in pursuing the acquisition and sale contemplated by this Letter and in consideration of the mutual undertakings by the Parties as to the matters described in this Letter, upon execution of counterparts of this Letter by each Party, the following Paragraphs 9 through 14 will constitute agreements of the Parties regarding the procedures for the negotiation and preparation of the Definitive Agreements.

9.

DUE DILIGENCE. From the date of acceptance by the Parties of the terms of this Letter, until the signing of the Definitive Agreements, each Party will give to the other’s management personnel, legal counsel, accountants, and technical and financial advisors, full access and opportunity to inspect, investigate and review the books, records, contracts, and other documents of each Party as it relates to their business and their assets and liabilities (actual or contingent), including, without limitation, inspecting property and conducting additional environmental inspections of property and reviewing financial records, contracts, operating plans, and other business records, for the purposes of evaluating issues related to the operation of each Party’s business. Each Party further agrees to provide to the other such additional information as may be reasonably requested pertaining to business and assets to the extent reasonably necessary to complete the Definitive Agreements.

10.

CONFIDENTIALITY. Except as required by law, including the rules and regulations of the SEC and subject to Paragraph 11 each Party agrees to keep in strict confidence all information regarding the terms of the Acquisition. If this proposal is terminated as provided in Paragraph 13, each Party upon request will promptly return to the other Party all documents, contracts, records, or other information received by it that disclose or embody confidential information of the other Party. Each Party agrees to keep all material and information provided to it, under Paragraph 9 above, confidential and to promptly return the same to the other upon termination of this Letter. The provisions of this Paragraph shall survive termination of this Letter.

11.

PUBLIC DISCLOSURE. No Party will make any public disclosure or issue any press releases pertaining to the existence of this Letter or to the proposed Acquisition without having first obtained the consent of the other Party, except for communications with employees, directors, stockholders, debt and equity holders, potential investors, customers, suppliers, governmental agencies, and other groups as may be legally required or necessary or appropriate (e.g., any securities filings or notices) for, and which are not inconsistent, with the prompt consummation of the transactions contemplated in this Letter. The provisions of this Paragraph shall survive termination of this Letter

12.

EXPENSES. Except to the extent otherwise provided in any Definitive Agreement, each Party shall be solely responsible for its own expenses, legal fees and consulting fees related to the negotiations described in this Letter, whether or not any of the transactions contemplated in this Letter are consummated. Notwithstanding the foregoing, the Parties agree that NavSci shall have primary responsibility for drafting the Definitive Agreements and AIVN shall have primary responsibility for making required securities filings prior to closing. AIVN shall also be responsible for preparing and filing the 8-K post closing but the costs of preparing and filing the 8-K shall be covered by NavSci.

13.

TERMINATION. The Parties agree to use their best efforts to enter into the Definitive Agreements by May 15, 2008, and to close the Acquisition by July 15, 2008. Unless otherwise agreed to in writing by the Parties, if the Parties are unable to reach a Definitive Agreement by May 15, 2008, then this Letter will automatically terminate without recourse by one party against the other subject however to Paragraphs 10 and 12.

14.

AIVN EXCLUSIVE OPPORTUNITY. NavSci agrees that neither it nor any of its affiliates will pursue, solicit or discuss any opportunities for any Party other than AIVN to acquire or otherwise control the assets of NavSci until this Letter is terminated by the mutual consent of the Parties or under Paragraph 13. AIVN agrees that neither it nor any of its affiliates will pursue, solicit or discuss any opportunities with any person other than NavSci concerning a merger, acquisition or other major transaction until this Letter is terminated by the mutual consent of the Parties or under Paragraph 13.

Your signature below indicates the terms of this Letter are agreeable to you. Please return a copy of this Letter by facsimile to 843-769-9862 by no later than noon on April 22, 2008 followed by an original signed copy mailed to Naresh Lakhanpal, CEO, Navigational Sciences, Inc., 1470 Tobias Gadson Boulevard, Suite 107, Charleston, SC 29407.

This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed an original, but all of which taken together shall constitute one and the same document.

Should you have any questions, please contact me at the phone number listed above.

Sincerely,

Navigational Sciences, Inc. (“NavSci”)

By: /s/ Naresh Lakhanpal,

Its: President

ACCEPTED AND AGREED:

American International Ventures, Inc., (“AIVN”)

By: /s/ Myron Goldstein

Its Chairman

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